Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-158591) and related Prospectus of BioMimetic Therapeutics, Inc. for the registration of (1) subscription rights to purchase up to 2,000,000 shares of its common stock and (2) 2,000,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 9, 2009, with respect to the consolidated financial statements of BioMimetic Therapeutics, Inc., and the effectiveness of internal control over financial reporting of BioMimetic Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

Nashville, Tennessee
May 14, 2009